

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Swati Mandava
Managing Director, Legal and Regulatory
Brookfield Corporation
Brookfield Place
181 Bay Street, Suite 100
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Corporation**
> **Registration Statement on Form F-3**
> **Filed January 17, 2024**
> **File No. 333-276534**

Dear Swati Mandava:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mile T. Kurta